UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-41672

Top KingWin Ltd

(Translation of registrant’s name into English)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

Zip: 511400

Tel: +86 400 661 3113

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Entry into a Share Sale and Transfer Agreement

On December 20, 2023, Top KingWin Ltd, a Cayman Islands exempted company (the “Company”), Sky KingWin Ltd, the Company’s subsidiary incorporated in the British Virgin Islands (“BVI”) (“Buyer”), Mr. Zhiliang Hu (“Mr. Hu”), Ms. Li Qian (“Ms. Qian”), FutureScope Advisors LTD, a BVI company ultimately controlled by Mr. Hu (“Seller 1”), and Visionary Strategies LTD, a BVI company ultimately controlled by Ms. Qian (“Seller 2,” together with Seller 1, Mr. Hu and Ms. Qian, “Sellers”), entered into a share sale and transfer agreement (the “Share Transfer Agreement”), pursuant to which Buyer will purchase 100% equity interest collectively held by Seller 1 and Seller 2 in Industry Insights Consulting LTD, a BVI company (the “Target Company”), at a purchase price of US$4,000,000 (the “Purchase Price”) (the “Transaction”).

Pursuant to the Share Transfer Agreement, Sellers shall complete certain reorganizations no later than June 30, 2024, after which the Target Company will indirectly hold 100% equity interest in 1) Shenzhen Zhongtou Business Consultants Co., Ltd., a company incorporated under the laws of People’s Republic of China (“PRC”) (“Domestic Operating Entity 1”), 2) Shenzhen Zhongtou Industry Economic Consulting Co., Ltd., a PRC company (“Domestic Operating Entity 2”), and 3) Shenzhen Zhongtou Industry Research Institute Co., Ltd., a PRC company (“Domestic Operating Entity 3,” together with Domestic Operating Entity 1 and Domestic Operating Entity 2, the “Domestic Operating Entities”). As a result of the Transaction, Buyer will indirectly hold 100% equity interest in the Domestic Operating Entities.

Pursuant to the Share Transfer Agreement, Buyer shall pay to Sellers the Purchase Price on or before the Closing Date (as defined below). “Closing Date” means the seventh day after all of the following conditions have been met: (1) the Share Transfer Agreement has been signed by all parties; (2) Buyer, Seller and the Target Company have respectively obtained their internal approvals related to the Translation; and (3) The Target Company has completed the acquisition of the Domestic Operating Entities.

Pursuant to the Share Transfer Agreement, each of Mr. Hu and Ms. Qian will enter into an employment agreement (the “Employment Agreement”) with the Company and the Target Company, and will be employed as the management personnel of the Target Company after the Transaction. The Company plans to grant cash or shares award to Mr. Hu and Ms. Qian as incentive if the Target Company’s performance meets certain requirements, which are expected to be specified in the Employment Agreements.

The foregoing summary of the terms of the Share Transfer Agreement is subject to, and qualified in its entirety by reference to, a copy of the Share Transfer Agreement that is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

About the Target Company and the Domestic Operating Entities

The Target Company was incorporated under the laws of BVI and it is an intermediate holding company to facilitate financing.

Domestic Operating Entity 1 primarily provides industrial consulting services to governments and industrial parks. Its services include regional planning, industrial planning, and industrial park planning, along with investment planning, agency, and conference services.

Domestic Operating Entity 2 customizes industry research services for corporate clients, covering market size research, industry trend studies, and industry opportunity research, along with strategic advice for industry investment development.

Domestic Operating Entity 3 focuses on providing industrial research services to corporate clients, offering industry research reports such as investment analysis, city investment environment assessment, and foreign investment environment research.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2023	Top KingWin Ltd

	By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	English Translation of Share Sale and Transfer Agreement dated December 20, 2023.

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